NovaGold Resources Inc.

Consolidated Financial Statements
November 30, 2009 and 2008

NovaGold Resources Inc.
Year ended November 30, 2009

Management’s Responsibility for Financial Reporting – Canada

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada, and within the framework of the summary of significant accounting policies in these consolidated financial statements.

A system of internal accounting control is maintained in order to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management’s authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and segregation of responsibilities.

The Audit Committee of the Board of Directors meets periodically with management and the Company’s independent auditors to review the scope and results of their annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP on behalf of the shareholders and their report follows.

/s/ Rick Van Nieuwenhuyse	/s/ R. J. MacDonald
Rick Van Nieuwenhuyse	R. J. (Don) MacDonald
President & Chief Executive Officer	Senior V.P. & Chief Financial Officer

February 10, 2010

NovaGold Resources Inc.	3
Year ended November 30, 2009

Management’s Report on Internal Control over Financial Reporting – U.S.

The management of NovaGold Resources Inc. is responsible for establishing and maintaining adequate internal control over financial reporting under Rule 13a-15(f) and 15d-15(f). The Securities Exchange Act of 1934 defines this as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

  Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transaction and dispositions of the assets of the Company;
  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that may have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of November 30, 2009. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework.

Based upon our assessment and those criteria, management concluded that the Company’s internal control over financial reporting was effective as of November 30, 2009.

PricewaterhouseCoopers LLP, our independent auditors, has issued an attestation report on internal control over financial reporting for NovaGold Resources Inc. as of November 30, 2009, which is included herein.

/s/ Rick Van Nieuwenhuyse	/s/ R. J. MacDonald
Rick Van Nieuwenhuyse	R. J. (Don) MacDonald
President & Chief Executive Officer	Senior V.P. & Chief Financial Officer

February 10, 2010

4	NovaGold Resources Inc.
Year ended November 30, 2009

Independent Auditors’ Report

To the Shareholders of NovaGold Resources Inc. (“the Company”)

We have completed integrated audits of NovaGold Resources Inc.’s 2009 and 2008 consolidated financial statements and of its internal control over financial reporting as at November 30, 2009. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of NovaGold Resources Inc. as at November 30, 2009 and November 30, 2008, and the related consolidated statements of operations and deficit, comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at November 30, 2009 and November 30, 2008 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited NovaGold Resources Inc.’s internal control over financial reporting as at November 30, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report in Internal Control over Financial Reporting – US. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

NovaGold Resources Inc.	5
Year ended November 30, 2009

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at November 30, 2009 based on criteria established in Internal Control - Integrated Framework issued by the COSO.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
February 10, 2010

Comments by auditors for U.S. readers on Canada – U.S. reporting difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated February 10, 2010 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
February 10, 2010

6	NovaGold Resources Inc.
Year ended November 30, 2009

Consolidated Balance Sheets
As at November 30, 2009 and 2008

	in thousands of Canadian dollars
	November 30, 2009	November 30, 2008
	$	$
Assets
Current assets
Cash and cash equivalents	38,180	12,224
Accounts and GST receivable	942	2,305
Deposits and prepaid amounts	2,154	2,671
	41,276	17,200

Accounts receivable	130	556
Land	1,892	1,891
Inventories (note 4)	15,547	15,236
Property, plant and equipment (note 5)	454,271	471,121
Mineral properties, rights and development costs (note 6)	247,130	245,982
Investments (note 7)	4,287	7,221
Investment tax credits	3,393	3,393
Reclamation deposits (note 10)	13,326	14,585
	781,252	777,185
Liabilities
Current liabilities
Accounts payable and accrued liabilities	13,132	35,930
Current portion of asset retirement obligations (note 10)	860	483
Current portion of long-term liabilities	705	-
	14,697	36,413
Long-term liabilities
Suspension costs	-	1,101
Bridge loan (note 9)	-	23,446
Promissory note (note 7 (b))	61,532	68,821
Convertible notes (note 8)	58,553	63,573
Capital lease obligations	1,148	2,556
Asset retirement obligations (note 10)	20,730	20,876
Future income taxes (note 16)	8,524	14,381
Other liabilities	249	298
	165,433	231,465

Non-controlling interest (note 3)	293,247	291,231

Shareholders’ equity
Share capital (note 11)	878,086	776,237
Equity component of convertible notes (note 8)	43,352	43,352
Contributed surplus	9,994	9,994
Stock-based compensation (note 11)	31,838	22,223
Warrants (note 11)	31,065	1,995
Deficit	(672,258)	(598,894)
Accumulated other comprehensive income (loss)	495	(418)
	322,572	254,489
	781,252	777,185
Nature of operations and going concern (note 1)
Commitments and contingencies (note 13)

(See accompanying notes to consolidated financial statements)

/s/ Rick Van Nieuwenhuyse	Director	/s/ James Philip	Director
Approved by the Board of Directors

NovaGold Resources Inc.	7
Year ended November 30, 2009

Consolidated Statements of Operations and Deficit
For the years ended November 30, 2009 and 2008

	in thousands of Canadian dollars,
except for per share and share amounts
	Year ended	Year ended
	November 30, 2009	November 30, 2008
	$	$
Revenue
Land, gravel, gold and other revenue	1,195	2,167
Interest income	414	2,234
	1,609	4,401
Cost of sales	265	131
	1,344	4,270
Expenses
Corporate development and communication	1,478	1,509
Exploration	17,916	49,593
Foreign exchange loss (gain)	(15,160)	28,699
General and administrative	4,294	4,389
Interest and accretion	18,470	5,821
Professional fees	4,244	3,631
Salaries	5,364	5,487
Salaries – stock-based compensation (note 11 (c) and (e))	9,623	1,443
Project care and maintenance	39,561	13,421
Total expenses	85,790	113,993
Loss before other items	84,446	109,723

Other items
Gain on disposal of investments (note 7)	(125)	(47,271)
Gain on disposal of mineral properties	(1,563)	-
Asset impairment (notes 5 and 6)	-	160,883
Project suspension cost recovery	(648)	(36,097)
Loss on disposal of property, plant and equipment	9,707	-
Non-controlling interest (note 3)	(12,391)	3,704
	(5,020)	81,219

Loss for the year before income taxes	(79,426)	(190,942)
Future income tax expense (recovery) (note 16)	(6,062)	4,030
Loss for the year after income taxes	(73,364)	(194,972)
Deficit – beginning of year	(598,894)	(403,922)
Deficit – end of year	(672,258)	(598,894)
Loss per share
Basic and diluted	(0.42)	(1.84)
Weighted average number of shares (thousands)	172,654	105,727

(See accompanying notes to consolidated financial statements)

8	NovaGold Resources Inc.
Year ended November 30, 2009

Consolidated Statements of Comprehensive Income (Loss)
For the years ended November 30, 2009 and 2008

	in thousands of Canadian dollars
	Year ended	Year ended
	November 30, 2009	November 30, 2008
	$	$
Net loss for the period before other comprehensive income	(73,364)	(194,972)
Unrealized gains (losses) on available-for-sale investments	1,119	(1,151)
Realized gains on available-for-sale investments	-	(15,278)
Future income tax recovery (expense)	(206)	84
Comprehensive loss	(72,451)	(211,317)

Consolidated Statements of Changes in Shareholders’ Equity
For the years ended November 30, 2009 and 2008

	in thousands of Canadian dollars
	Year ended	Year ended
	November 30, 2009	November 30, 2008
	$	$
Share capital
Balance – beginning of year	776,237	760,468
Issued pursuant to private placement	61,480	-
Issued pursuant to stock option exercised	1,558	417
Issued pursuant to warrant exercised	14,601	15,352
Issued pursuant to debt conversion	24,210	-
Balance – end of year	878,086	776,237
Equity component of convertible notes
Balance – beginning of period	43,352	-
Issuance of convertible notes	-	43,352
Balance – end of year	43,352	43,352
Contributed surplus
Balance – beginning of year	9,994	820
Expiration of warrants	-	9,174
Balance – end of year	9,994	9,994
Stock-based compensation
Balance – beginning of year	22,223	19,739
Stock option grants	9,117	2,484
Performance share unit grants	1,265	-
Fair value of exercises	(767)	-
Balance – end of year	31,838	22,223
Warrants
Balance – beginning of year	1,995	9,178
Expiration of warrants	-	(9,174)
Issuance of warrants	34,606	1,995
Fair value of warrant exercises	(5,536)	(4)
Balance – end of year	31,065	1,995
Deficit
Balance – beginning of year	(598,894)	(403,922)
Loss for the year	(73,364)	(194,972)
Balance – end of year	(672,258)	(598,894)
Accumulated other comprehensive income
Balance – beginning of year	(418)	15,927
Unrealized gains (losses) on available-for-sale investments	1,119	(1,151)
Realized gains on available-for-sale investments	-	(15,278)
Future income taxes on unrealized losses (gains)	(206)	84
Balance – end of year	495	(418)
Total shareholders’ equity	322,572	254,489

(See accompanying notes to consolidated financial statements)

NovaGold Resources Inc.	9
Year ended November 30, 2009

Consolidated Statements of Cash Flows
For the years ended November 30, 2009 and 2008

	in thousands of Canadian dollars
	Year ended	Year ended
	November 30, 2009	November 30, 2008
	$	$
Cash flows used in operating activities
Loss for the year	(73,364)	(194,972)
Items not affecting cash
Exploration	14,745	28,241
Amortization	258	284
Interest and accretion	12,435	4,652
Future income tax expense (recovery)	(6,062)	4,030
Foreign exchange loss (gain)	(16,253)	26,028
Stock-based compensation	9,622	1,443
Gain on sale of investments (note 7)	(125)	(47,271)
Gain on disposal of mineral properties	(1,563)	-
Loss on disposal of property, plant and equipment	9,707	-
Project suspension recovery	(648)	(36,097)
Non-controlling interest	(12,391)	3,704
Asset impairment	-	160,883
Net change in non-cash working capital
Decrease in GST and other receivables, deposits and prepaid amounts	1,879	13,519
Increase in inventories	(311)	(6,039)
Increase (decrease) in accounts payable and accrued liabilities	2,046	(21,851)
Decrease in suspension costs – short term	-	(18,636)
Decrease in suspension costs – long term	(453)	(37,271)
	(60,478)	(119,353)
Cash flows from financing activities
Proceeds from issuance of common shares – net	93,948	417
Proceeds from issuance of convertible notes – net	-	93,186
Proceeds from bridge loan – net	-	19,320
Proceeds from non-controlling interest	14,407	69,773
Proceeds from warrant exercises – net	9,065	15,348
	117,420	198,044
Cash flows used in investing activities
Acquisition of property, plant and equipment	(27,674)	(204,533)
Proceeds from disposition of property, plant and equipment	7,683	-
Expenditures on power project development	-	(903)
Expenditures on mineral properties and related deferred costs – net	(3,090)	(53,443)
Decrease in restricted cash	-	58,600
Decrease (increase) in reclamation deposits	(87)	7,305
Decrease (increase) in accounts receivable	426	(289)
Proceeds on sale of investments	3,769	57,540
Increase in investments	(12,013)	(28,660)
	(30,986)	(164,383)
Increase (decrease) in cash and cash equivalents during the period	25,956	(85,692)
Cash and cash equivalents – beginning of year	12,224	97,916
Cash and cash equivalents – end of year	38,180	12,224
Supplemental disclosure
Decrease in accounts payable and accrued liabilities and other liabilities related to mineral properties and property, plant and equipment	(28,056)	(49,501)
Bridge loan converted into shares	24,210	-
Interest received	394	3,239
Interest paid	6,292	4,063

(See accompanying notes to consolidated financial statements)

10	NovaGold Resources Inc.
Year ended November 30, 2009

Notes to Consolidated Financial Statements

1    Nature of operations and going concern

NovaGold Resources Inc. (“NovaGold” or “the Company”) is a precious metals company engaged in the exploration and development of mineral properties in North America. The Company has a portfolio of mineral properties located in Alaska and British Columbia.

The Donlin Creek project is held by a limited liability company owned equally by NovaGold and Barrick Gold U.S. Inc. (“Barrick”). The Galore Creek project is held by a partnership owned equally by NovaGold and Teck Resources Limited (“Teck”).

While these financial statements have been prepared on the basis of a going concern which contemplates the realization of assets and satisfaction of liabilities in the normal course of operations, there are conditions and events that cast substantial doubt about the validity of that assumption. As at November 30, 2009, the Company had consolidated cash of $38.2 million and working capital of $26.6 million. Based on anticipated but not committed expenditures on its projects, the Company will require financing within 12 months to meet its expected ongoing requirements, which include funding for work at Donlin Creek, general and administrative expenses, and care and maintenance expenditures at Rock Creek. Under the terms of the revised partnership agreement with Teck, the Company has no near-term funding obligations at Galore Creek. The Company also expects to require significant financing in future years to meet its share of development costs on the Donlin Creek and Galore Creek projects. The Company intends to fund its plan of operations from working capital and the proceeds of financings. Future financings are expected to be obtained through joint ventures, debt financing, convertible debt, exercise of warrants and options, equity financing, production-sharing arrangements or other means. However, there is no assurance that these initiatives will be successful.

These financial statements do not reflect the adjustments to the carrying value of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption inappropriate, and these adjustments could be material.

2    Accounting policies

Basis of presentation

These consolidated financial statements have been prepared using accounting principles generally accepted in Canada (“Canadian GAAP”) and include the accounts of NovaGold Resources Inc. and its material wholly-owned subsidiaries, NovaGold Canada Inc., Alaska Gold Company and NovaGold Resources Alaska, Inc. All significant inter-company transactions are eliminated on consolidation. In addition, the Company consolidates variable interest entities for which it is determined to be the primary beneficiary. As described in note 18, accounting principles generally accepted in Canada differ in certain material respects from accounting principles generally accepted in the United States.

Revenue recognition

Revenue from land sales is recognized when title passes to the purchaser. Gravel revenue is recognized upon shipment when title passes to the purchaser. Lease and rental revenue is recognized as services are rendered. Gold royalties and incidental gold production revenues earned from third-party placer mining activities carried out on the Company’s sand and gravel resource properties are recognized as revenue when the amounts are determinable and collectible and title to the gold has transferred.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, term deposits and short-term highly liquid investments with an original term to maturity of three months or less, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of changes in value. Interest from cash and cash equivalents is recorded on an accrual basis. Cash equivalents are stated at cost, which approximates fair market value.

Reclamation deposits

Certain cash is held in long-term reclamation bonds to support future reclamation work. Interest from reclamation deposits is recorded on an accrual basis.

NovaGold Resources Inc.	11
Year ended November 30, 2009

Notes to Consolidated Financial Statements

Inventories

Inventories consist of supplies and spare parts to be consumed in operations, as well as stockpile ore, and are stated at the lower of cost and net realizable value. Supplies inventory was purchased for the Rock Creek project prior to production and transported to Nome, Alaska by barge to be available once the mine is in operations. Transportation costs have been capitalized. Inventories not expected to be consumed during the next twelve months are classified as long-term.

Property, plant and equipment

Property, plant and equipment are recorded at cost and amortization begins when the asset is substantially put into service. Amortization of heavy machinery and equipment and office furniture and equipment is calculated on a straight-line basis over their estimated useful lives at annual rates between 20 to 30%. Amortization of leasehold improvements is calculated on a straight-line basis over the term of the lease.

Construction in progress and pre-construction costs relate to the Rock Creek mine and Galore Creek project and are recorded at cost. No amortization is calculated until the assets are substantially put into service.

Intangible assets

Intangible assets consist of power transmission rights acquired by the Company upon the asset acquisition of Coast Mountain Power Corp. Intangible assets are recorded at cost and amortized over their respective useful lives on a straight-line basis. The Company intends to amortize the power transmission rights over the expected life of the Galore Creek project on a straight-line basis. The Company assesses the fair value of these intangible assets with the Galore Creek long-lived assets and, if there are indications of impairment, the carrying value would be written down.

Management of the Company reviews and evaluates the carrying value of each intangible asset for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value, which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value.

Land and gravel resources

Land is recorded at cost and, at the time of acquisition, cost was allocated to each of the identifiable parcels of land on a pro rata basis in accordance with that parcel’s estimated value as a percentage of the value of the entire parcel acquired. Cost of sales is determined on the basis of the allocated costs. The costs of the remaining unsold parcels of land are reviewed regularly to determine if impairment exists and, if impairment is determined, the costs would be written down to fair value. To date, there have been no charges for impairment. Property taxes are charged as a current expense in the statement of operations and deficit.

Mineral properties and development costs

The Company expenses mineral property exploration expenditures when incurred.

When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs subsequently incurred to develop a mine on the property prior to the start of mining operations are capitalized and will be amortized against production following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned.

The acquisition of title to mineral properties is a complicated and uncertain process. The Company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Company has made efforts to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

12	NovaGold Resources Inc.
Year ended November 30, 2009

Notes to Consolidated Financial Statements

Impairment of long-lived assets

The Company assesses the possibility of impairment in the net carrying value of its long-lived assets when events or circumstances indicate that the carrying amounts of the asset or asset group may not be recoverable. Management calculates the estimated undiscounted future net cash flows relating to the asset or asset group using estimated future prices, proven and probable reserves and other mineral resources, and operating, capital and reclamation costs. When the carrying value of an asset exceeds the related undiscounted cash flows, the asset is written down to its estimated fair value, which is usually determined using discounted future cash flows. Management’s estimates of mineral prices, mineral resources, foreign exchange, production levels and operating capital and reclamation costs are subject to risk and uncertainties that may affect the determination of the recoverability of the long-lived asset. It is possible that material changes could occur that may adversely affect management’s estimates.

Capitalized financing costs

Financing costs, including interest, are capitalized when they arise from indebtedness incurred, directly or indirectly, to finance development and construction activities on properties that are not yet subject to depreciation or depletion. Once commercial production is achieved, financing costs are charged against earnings.

Asset retirement obligation

The Company’s asset retirement obligation (“ARO”) relates to expected mine reclamation and closure activities. An ARO is recognized initially at fair value with a corresponding increase in related assets. The ARO is accreted to full value over time through periodic accretion charges recorded to operations using the Company’s credit-adjusted risk free rate. In subsequent periods, the Company adjusts the carrying amounts of the ARO and the related asset for changes in estimates of the amount or timing of underlying future cash flows.

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets are evaluated and, if realization is not considered more likely than not, a valuation allowance is provided.

Investment tax credits

The Company is eligible to receive investment tax credits (“ITCs”) related to certain of its mineral property expenditures. The ITCs are accounted for as a reduction in the cost of mineral properties or exploration costs in the period when related expenditures are incurred.

Translation of foreign currencies

Foreign operations are integrated with the parent company, NovaGold, and consequently the financial statements of foreign subsidiaries are translated into Canadian currency, NovaGold’s functional currency, using the temporal method. Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rate in effect at the time of acquisition or issue. Revenues and expenses are translated at rates approximating the exchange rate in effect at the time of the transactions. Exchange gains or losses arising on translation are included in income or loss for the year.

Loss per share

Loss per common share is calculated based on the weighted average number of common shares outstanding during the year. The Company follows the treasury stock method in the calculation of diluted earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period. Since the Company has losses, the exercise of outstanding stock options and warrants has not been included in this calculation as it would be anti-dilutive.

NovaGold Resources Inc.	13
Year ended November 30, 2009

Notes to Consolidated Financial Statements

Variable interest entities

The Company accounts for variable interest entities (“VIE”) in accordance with CICA Accounting Guideline 15, “Consolidation of Variable Interest Entities” (“AcG 15”). AcG 15 prescribes the application of consolidation principles for entities that meet the definition of a VIE. An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary, whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both.

Stock-based compensation and warrants

The Company accounts for stock options and warrants at fair value pursuant to CICA Handbook section 3870, which established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments. Compensation expense for options granted to employees is determined based on estimated fair values of the options at the time of grant using the Black-Scholes option pricing model. The cost is recognized over the vesting period of the respective options and is capitalized to mineral properties and development costs for grants to individuals working directly on advanced mineral projects or to exploration costs on projects in the exploration stage. Warrants granted are recorded at estimated fair values using the Black-Scholes option pricing model.

The Company grants employees performance shares units (“PSUs”), wherein each PSU entitles the participant to receive one common share of the Company at the end of a one-year period if certain market performance and service vesting criteria have been met. The performance and vesting criteria are based on the Company’s performance relative to a representative group of other mining companies and the Toronto Stock Exchange index. The number of units that will ultimately vest will be in the range of 0 to 150% of the original grant. The fair value of the PSUs is measured at the grant date using Monte Carlo simulation, which takes into account, as of the grant date, the fair market value of the shares, expected volatility, expected dividend yield and the risk-free interest rate over the life of the PSU, to generate potential outcomes for stock prices which are used to estimate the probability of the PSUs vesting at the end of the performance measurement period. The fair value is recognized in earnings over the related service period.

Use of estimates and measurement uncertainty

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions of future events that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reported period. Significant estimates include the basis of impairment of mineral properties, future income taxes and the provision for reclamation costs. Actual results could differ materially from those reported.

Comparative figures

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted for the current year.

New accounting pronouncements

The CICA issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which replaced Section 3062, “Goodwill and Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of pre-production and start-up costs and requires that these costs be expensed as incurred. On December 1, 2008, the Company adopted these changes, with no impact on its consolidated financial statements.

In March 2007, the CICA issued the new Handbook Section 3031, “Inventories”, which will replace Section 3030, “Inventories”. The new Section recommends that inventories be measured at the lower of cost and the net realizable value. It provides guidelines on determining cost, prohibiting going forward the use of the last in, first out method (“LIFO”), and requires the reversal of a previous write-down when the value of inventories increases. On December 1, 2008, the Company adopted these changes with no impact on its consolidated financial statements.

14	NovaGold Resources Inc.
Year ended November 30, 2009

Notes to Consolidated Financial Statements

In January 2009, the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. The EIC provides guidance on how to account for the credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. On December 1, 2008, the Company immediately adopted the EIC, with no impact on its consolidated financial statements.

In March 2009, the CICA issued EIC-174, “Mining Exploration Costs”, which provides guidance on the accounting and the impairment review of exploration costs. The Company immediately adopted the EIC with no impact on it s consolidated financial statements.

In June 2009, CICA Handbook Section 3862, Financial Instruments – Disclosures (“Section 3862”), was amended to require disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 – Inputs that are not based on observable market data.

The Company immediately adopted this amended standard in 2009 and required disclosures are included in note 15.

Future Canadian pronouncements

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, which replaces former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method and related disclosures. In addition, the CICA issued Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”, which replaces the existing guidance. Section 1601 establishes standards for the preparation of consolidated financial statements and Section 1602 provides guidance on accounting for non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted. The Company is currently evaluating these new standards to determine the potential impact on its consolidated financial statements.

3    Galore Creek Partnership

The Company determined that the Galore Creek Partnership is a variable interest entity and consequently uses the principles of AcG-15 Consolidation of Variable Interest Entities to determine the accounting for its ownership interest. Management concluded that the Company is the primary beneficiary and consolidates the activities of the Galore Creek Partnership.

On November 26, 2007, the Company and Teck announced that construction activities would be suspended at the Galore Creek project in order to undertake a comprehensive review of the overall design plan when it was recognized that industry wide cost increases and an extension of the anticipated project schedule would likely result in significantly higher cost estimates for the project. At that time, the terms of Teck’s initial contribution into the Galore Creek Partnership (“Partnership”) were amended. Under the amended arrangements, in addition to Teck’s funding from August 1, 2007 to the year ended November 30, 2007 of $264 million, Teck’s total committed investment in the Partnership would be $403 million, including $72 million to be invested in the Partnership over the next five years principally to reassess and evaluate the project’s alternative development strategies. Excluding costs covered by Teck’s $72 million above, the Company and Teck agreed to share the next $100 million of project costs 33% and 67% respectively, and share project costs on a 50/50 basis thereafter.

In February 2009, the Company and Teck renegotiated the Partnership agreement to reduce the $72 million to $60 million, and from November 1, 2008 onwards Teck agreed to fund all of the costs at the project until the $60 million is fully spent. Remaining suspension-related activities, estimated at November 30, 2008 to cost approximately $1.1 million, were fully completed during the three-month period ended February 28, 2009 and funded entirely by Teck.

NovaGold Resources Inc.	15
Year ended November 30, 2009

Notes to Consolidated Financial Statements

Teck’s contributions to date have been recorded as non-controlling interest as follows.

	in thousands of Canadian dollars
	November 30, 2009	November 30, 2008
	$	$
Balance – beginning of year	291,231	217,754
Contributions by Teck	14,407	69,773
Teck’s share of suspension recoveries	324	18,049
Teck’s share of care and maintenance costs	(7,863)	(14,345)
Teck’s share of loss on disposal of fixed assets	(4,852)	-
Balance – end of year	293,247	291,231

Certain cash contributions by Teck have been expensed for accounting purposes. At November 30, 2009, Galore Creek had cash of $4.7 million. Total cash contributions to date by Teck at November 30, 2009 were $348 million and $25 million remained to be contributed for Teck to earn its 50% interest.

4    Inventories

	in thousands of Canadian dollars
	November 30, 2009	November 30, 2008
	$	$
Supplies	13,609	13,523
Stockpiled ore	1,499	1,499
Gold	439	214
Current portion	-	-
Long-term portion	15,547	15,236

5    Property, plant and equipment

		in thousands of Canadian dollars
	November 30, 2009
		Accumulated
	Cost	amortization	Net
	$	$	$
Alaska, USA
Construction costs – Rock Creek	90,519	-	90,519
Mining and milling equipment – Rock Creek	15,342	-	15,342
Heavy machinery and equipment – Rock Creek	2,408	(364)	2,044
British Columbia, Canada
Construction costs – Galore Creek (a)	318,985	-	318,985
Mobile equipment – Galore Creek (a)	26,651	-	26,651
Office furniture and equipment	1,716	(1,291)	425
Leasehold improvements	575	(270)	305
	456,196	(1,925)	454,271

(a)	During 2009, the Galore Creek project disposed of some construction and mobile equipment, which resulted in a $9.1 million loss on disposition.

16	NovaGold Resources Inc.
Year ended November 30, 2009

Notes to Consolidated Financial Statements

	in thousands of Canadian dollars
			November 30, 2008
		Accumulated	Impairment
	Cost	amortization	(a)	Net
	$	$	$	$
Alaska, USA
Construction costs – Rock Creek	220,512	-	(129,993)	90,519
Mining and milling equipment – Rock Creek	36,035	-	(21,243)	14,792
Heavy machinery and equipment – Rock Creek	2,404	(334)	-	2,070
British Columbia, Canada
Construction costs – Galore Creek	324,711	-	-	324,711
Mobile equipment – Galore Creek	38,048	-	-	38,048
Office furniture and equipment	1,648	(1,030)	-	618
Leasehold improvements	575	(212)	-	363
	623,933	(1,576)	(151,236)	471,121

(a)	Asset impairment

Construction of the Rock Creek mine located in Nome, Alaska was substantially completed during 2008 and start- up process began in September 2008, upon receipt of the operating permits. During start-up, the mine experienced unanticipated mechanical problems in the mill and arctic weather conditions caused problems with the crushing circuit. On November 24, 2008 the Company suspended the start-up, system testing and commissioning activities at the Rock Creek mine to conserve cash reserves, and with restricted credit and equity markets the Company believed that it would not be able to obtain financing to continue start-up activities. As a result of the suspension the mine was placed on care and maintenance. The Company had assessed the estimated recoverability of the Rock Creek project and recorded an asset impairment of $160,883,000. The impairment adjustment was calculated by using the present value of the estimated future cash flows to estimate the fair value of the project in accordance with CICA Handbook Section 3063, “Impairment of Long-lived Assets”. The impairment loss was allocated proportionately to construction in progress, mining and milling equipment and mineral properties and development costs.

6   Mineral properties, rights and development costs

	in thousands of Canadian dollars
			Expenditures
	November 30, 2008	Tax credit	(Amortization)	November 30, 2009
	$	$	$	$
Alaska, USA
Rock Creek	6,717	-	1,678	8,395
British Columbia, Canada
Galore Creek	183,597	(625)	1,428	184,400
Power transmission rights	55,668	-	(1,333)	54,335
	245,982	(625)	1,773	247,130

	in thousands of Canadian dollars
		Expenditures
	November 30, 2007	(Amortization)	Impairment	November 30, 2008
	$	$	$	$
Alaska, USA
Donlin Creek	-	-	-	-
Rock Creek	901	15,463	(9,647)	6,717
British Columbia, Canada
Galore Creek	126,707	56,890	-	183,597
Power transmission rights	57,001	(1,333)		55,668
	184,609	71,020	(9,647)	245,982

NovaGold Resources Inc.	17
Year ended November 30, 2009

Notes to Consolidated Financial Statements

7   Investments

	in thousands of Canadian dollars
	November 30, 2009	November 30, 2008
	$	$
Available-for-sale investments (a)	3,438	255
Investments accounted for under the equity method
Donlin Creek LLC (b)	849	3,197
Alexco Resource Corp. (c)	-	3,769
Total investments	4,287	7,221

Investment in Donlin Creek LLC accounted for using the equity method is as follows.

	in thousands of Canadian dollars
	November 30, 2009	November 30, 2008
	$	$
Balance – beginning of year	3,197	-
Funding	12,389	28,660
Exploration and development	(14,737)	(25,463)
Balance – end of year	849	3,197

(a)

Investments classified as available-for-sale are reported at fair value (or marked-to-market) based on quoted market prices, with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. The total cost as at November 30, 2009 was $2,785,000 (November 30, 2008: $673,000) and total unrealized holding gains as at November 30, 2009 was $495,000 (total unrealized loss at November 30, 2008: $418,000). The balance includes 126,625 shares in Etruscan Resources Inc. (cost: $5,000; fair value at November 30, 2009: $48,874), a company having two directors in common with the Company; 3,125,000 shares in TintinaGold Resources Inc. (“TintinaGold”) (cost: $916,839; fair value at November 30, 2009: $1,406,250), a company having one director and a major shareholder in common with the Company; and 3,125,000 shares in AsiaBaseMetals Inc. (cost: $645,661; fair value at November 30, 2009: $656,250), a company having one director and a major shareholder in common with the Company.

(b)

On December 1, 2007, together with Barrick, the Company formed a limited liability company (“Donlin Creek LLC”) to advance the Donlin Creek project. The Donlin Creek LLC has a board of four directors, with two nominees selected by each company. All significant decisions related to Donlin Creek require the approval of both companies. As part of the Donlin Creek LLC agreement, the Company agreed to reimburse Barrick over time approximately US$64.3 million, representing 50% of Barrick’s approximately US$128.6 million in expenditures at the Donlin Creek project from April 1, 2006 to November 30, 2007. Reimbursement had been made by the Company paying US$12.7 million of Barrick’s share of project development costs during 2008. A promissory note for the remaining US$51.6 million plus interest at a rate of U.S. prime plus 2% will be paid out of future mine production cash flow. Both parties are currently sharing development costs on a 50/50 basis. Interest on this long- term debt is expensed.

The Company determined that the Donlin Creek LLC is a variable interest entity and consequently used the principles of AcG 15 Consolidation of Variable Interest Entities to determine the accounting for its 50% ownership interest. Management concluded that the Company is not the primary beneficiary and has accounted for its investment in the Donlin Creek LLC using the equity method of accounting. The equity method is a basis of accounting for investments whereby the investment is initially recorded at cost and the carrying value, adjusted thereafter to include the investor’s pro rata share of post-acquisition earnings of the investee, is computed by the consolidation method. Profit distributions received or receivable from an investee reduce the carrying value of the investment.

(c)	The Company sold its entire investment in Alexco Resource Corp. (“Alexco”) in January 2009 for net proceeds of $3.8 million.

(d)

On July 31, 2008, the Company sold 100% of its NovaGreenPower subsidiary to AltaGas Ltd. (“AltaGas”) for $35.0 million plus an additional contingent amount of $5.0 million payable on or before February 15, 2009, dependent on AltaGas receiving certain government approvals. Due to delays in receiving approvals and consequent uncertainty of payment, the Company agreed to settle the contingent payment on November 26, 2008 for $3.5 million thus receiving total proceeds of $38.5 million. NovaGreenPower owned several development-stage run-of-river hydroelectric projects located in northwest British Columbia. The carrying value to the Company of the assets sold, along with transaction costs, was approximately $6.5 million. A gain of $32.0 million was recorded on the sale. The Company believes it has sufficient tax pools to shelter any current tax arising from this sale. The Company will be responsible for certain contingent costs that relate to the predisposition activities of NovaGreenPower. No provision has been made for those costs due to their contingent nature.

18	NovaGold Resources Inc.
Year ended November 30, 2009

Notes to Consolidated Financial Statements

8   Convertible notes

On March 26, 2008, the Company issued US$95.0 million ($96.7 million) in 5.5% unsecured senior convertible notes (“Notes”) maturing on May 1, 2015, and incurred a 3.0% underwriter’s fee and other expenses aggregating $3.5 million, for net proceeds of $93.2 million. Interest is payable semi-annually in arrears on May 1 and November 1 of each year, beginning November 1, 2008. The Notes are convertible into the Company’s common shares at a fixed conversion rate of US$10.61 per common share. A total of 8,952,971 common shares are issuable upon conversion and additional shares may become issuable following the occurrence of certain corporate acts or events. On conversion, at the Company’s election, holders of the Notes will receive cash, if applicable, or a combination of cash and shares. Holders of the Notes will have the right to require the Company to repurchase all or part of their Notes on May 1, 2013, or upon certain fundamental corporate changes, at a price equal to 100% of the principal amount of such Notes plus any accrued and unpaid interest.

The Notes are classified as a liability, less the portion relating to the conversion feature ($43.4 million) which is classified as a component of shareholders’ equity. As a result, the recorded liability to repay the Notes is lower than its face value. Using the effective interest rate method and the 17.78% rate implicit in the calculation, the difference of $43.4 million, characterized as the note discount, is being capitalized to certain projects funded by this offering and charged to interest expense for projects that do not meet the criteria to capitalize, and added to the liability over the term of the Notes.

	in thousands of Canadian dollars
	November 30, 2009	November 30, 2008
	$	$
Beginning balance	63,573	-
Present value of convertible notes on issue	-	51,718
Financing costs allocated to debt component	-	(1,884)
Accretion of debt discount for the year	4,692	2,621
Foreign exchange revaluation	(9,712)	11,118
Convertible notes	58,553	63,573
Conversion right	44,992	44,992
Financing costs allocated to equity component	(1,640)	(1,640)
Equity component of convertible notes	43,352	43,352

9   Bridge loan

On September 26, 2008, the Company secured a bridge loan in the amount of US$20.0 million for proceeds of US$18.8 million, net of commitment fees of US$1.2 million, from Auramet Trading, LLC (“Auramet”). The bridge loan was to mature on December 29, 2008 and bore interest at a rate of 12.0% per annum. Auramet had the right to convert the principal amount of the bridge loan into common shares of the Company at a price of $12.00 per common share. The Company also issued to Auramet warrants to purchase 750,000 common shares of the Company at an exercise price of $7.18 per common share at any time before September 25, 2010. The Company granted to Auramet a security interest in the Rock Creek mine and a pledge of securities in certain material subsidiaries and guarantees. At November 30, 2008, the bridge loan was classified as a long-term liability, less the portion relating to the warrants ($2.0 million) which was classified as a component of shareholders’ equity.

On December 29, 2008, Auramet extended the repayment of the bridge loan to March 13, 2009. As consideration, the Company paid an extension fee of US$1.2million, increased the annual interest rate to 15.0% and re-priced the conversion of the loan and the 750,000 warrants previously issued to the five-day weighted average price of the Company’s common stock at that time of $1.53. The Company also issued an additional 1,000,000 warrants priced at $1.53 with an expiry date of December 29, 2010.

In January and February 2009, Auramet converted the entire US$20.0 million bridge loan into common shares. During 2009, Auramet exercised all of its 1,750,000 warrants at an exercise price of $1.53 per share for proceeds of $2.7 million.

NovaGold Resources Inc.	19
Year ended November 30, 2009

Notes to Consolidated Financial Statements

	in thousands of Canadian dollars
	November 30, 2009	November 30, 2008
	$	$
Bridge loan balance – beginning of the year	23,446	-
Additional equity component on extension of bridge loan	(9,557)	18,561
Financing costs allocated to debt component	(968)	(1,235)
Accretion of debt discount for the period	3,883	2,637
Foreign exchange revaluation	(189)	3,483
Conversion of bridge loan	(16,615)	-
Bridge loan balance – end of the year	-	23,446
Conversion right of extension	8,125	-
Financing costs allocated to equity component	(530)	-
Conversion of bridge loan	(7,595)	-
Equity component	-	-
Warrant component – beginning of period	1,995	-
Warrant component of issuance	1,391	2,137
Financing costs allocated to warrant component	(90)	(142)
Exercise of warrants	(3,296)	-
Fair value of warrants	-	1,995

10  Asset retirement obligation

Although the ultimate amount of the reclamation costs to be incurred cannot be predicted with certainty, the total undiscounted amount of estimated cash flows required to settle the Company’s estimated obligations is $23.3 million, which has been discounted using a credit adjusted risk free rate of 5.0%, except for Galore Creek, which has not been discounted due to the uncertainty of the timing of the reclamation activities as a result of the suspension of the project. Significant reclamation and closure activities include land rehabilitation, decommissioning of roads, bridges, buildings and mine facilities, and other costs.

Changes to the reclamation and closure cost balance during the year are as follows.

	in thousands of Canadian dollars
	November 30, 2009	November 30, 2008
	$	$
Asset retirement obligation – beginning of year	21,359	13,517
Revision in estimates and liabilities incurred	872	8,058
Reclamation expenditures	(641)	(216)
Balance – end of year	21,590	21,359
Less current portion of asset retirement obligation	(860)	(483)
Long-term portion of asset retirement obligation	20,730	20,876

The retirement obligation allocated by projects is as follows.

	in thousands of Canadian dollars
	November 30, 2009	November 30, 2008
	$	$
Galore Creek	13,670	13,584
Rock Creek	7,060	7,292
Nome Gold	860	403
Murray Brook	-	80
	21,590	21,359

The present value of the reclamation liabilities may be subject to change based on management’s current estimates, changes in remediation technology or changes to the applicable laws and regulations.

20	NovaGold Resources Inc.
Year ended November 30, 2009

Notes to Consolidated Financial Statements

As required by regulatory authorities, at November 30, 2009, the Company had cash reclamation deposits totaling $13.3 million (2008: $14.6 million) comprising the following:

	in thousands of Canadian dollars
	November 30, 2009	November 30, 2008
	$	$
Galore Creek (a)	6,100	6,013
Rock Creek	7,226	8,467
Murray Brook	-	105
	13,326	14,585

(a)	Galore Creek’s reclamation deposit is supplemented with an additional $6.1 million letter of credit guaranteed by Teck.

These deposits are invested in government bonds and treasury bills and bear interest at rates ranging from 0.2 to 1.75% per annum.

11   Share capital

Authorized
    1,000,000,000 common shares, no par value
    10,000,000 preferred shares issuable in one or more series

	in thousands of Canadian dollars
	November 30, 2009		November 30, 2008
	Number of	Ascribed	Number of	Ascribed
	shares	value	shares	value
	(thousands)	$	(thousands)	$
Balance – beginning of year	107,509	776,237	104,889	760,468
Issued period to date
For cash pursuant to private placement	57,692	61,480	-	-
Pursuant to debt conversion	15,763	24,210	-	-
For cash and fair value pursuant to stock option agreements	538	1,558	307	417
For cash and fair value pursuant to warrant agreements	5,631	14,601	2,313	15,352
Balance – end of year	187,133	878,086	107,509	776,237
Shares held by a wholly-owned subsidiary eliminated on consolidation	9	-	9	-
Total issued and outstanding	187,142	878,086	107,518	776,237

(a) Private placement

In January 2009, the Company issued by way of private placement 57,692,308 Units for gross proceeds of US$75.0 million. Each Unit consists of one common share of the Company and one common share purchase warrant of the Company. Each share purchase warrant entitles the holder to acquire one common share of the Company at a price of US$1.50 on or before January 21, 2013.

As the Units contain multiple equity components, consisting of common shares and share purchase warrants, the Company used the relative-fair-value approach to allocate the proceeds. The fair value of the share purchase warrants was calculated using the Black-Scholes model based on an average risk-free interest rate of 1.13%, expected life of four years and an expected volatility of 64.6% . As a result, the common shares were recorded at $61.5 million, and the share purchase warrants were recorded at $33.3 million, both inclusive of transaction costs.

(b) Debt conversion

In January and February 2009, Auramet converted the entire US$20.0 million bridge loan into common shares. During 2009, Auramet exercised all of its 1,750,000 warrants at an exercise price of $1.53 per share for proceeds of $2.7 million.

NovaGold Resources Inc.	21
Year ended November 30, 2009

Notes to Consolidated Financial Statements

(c) Stock options

The Company has a stock option plan providing for the issuance of options at a rolling maximum number that shall not be greater than 10% of the issued and outstanding common shares of the Company at any given time. The Company may grant options to its directors, officers, employees and service providers. The exercise price of each option cannot be lower than the market price of the shares at the date of the option grant. The number of shares optioned to any single optionee may not exceed 5% of the issued and outstanding shares at the date of grant. The options are exercisable immediately for a maximum of five years from the date of grant or may be exercisable 1/3 six months after commencement of employment, 1/3 at the first anniversary date and 1/3 at the second anniversary date for a maximum of five years from the date of grant. The Company recognizes compensation cost on a straight-line basis over the respective vesting period for the stock options.

During the year ended November 30, 2009, the Company revised the terms of the stock option plan to provide for tandem stock appreciation rights and cashless exercise provision. A tandem stock appreciation right gives the holder of a stock option the right to surrender to the Company all (or a portion) of a stock option in exchange for a distribution in shares of an amount equal to the excess of (i) the fair market value, on the date such stock option (or such portion thereof) is surrendered, of the common stock covered by such stock option (or such portion thereof), over (ii) the aggregate exercise price of such stock option (or such portion thereof). The modification to outstanding awards did not result in any incremental compensation expense to recognize and the Company continues to measure compensation cost of employee awards based upon the grant date fair value of awards after this amendment.

For the year ended, November 30, 2009, the Company granted 7,711,750 (2008: 1,732,450) stock options at a weighted average fair value of $1.66 (2008: $3.96) and recognized a stock-based compensation charge against income of $8.4 million (2008: $2.5 million of which $1.4 million was charged to income and $1.1 million was capitalized to mineral properties) for options granted to directors, employees and consultants in accordance with CICA 3870, net of forfeitures. As of November 30, 2009, there were 3,695,906 non-vested options outstanding with a weighted average exercise price of $4.55; the non-vested stock option and PSU expense not yet recognized was $5.4 million (2008: $2.7 million); this expense is expected to be recognized over the next two years.

The fair value of the stock options recognized in the consolidated statements of operations and deficit has been estimated using an option pricing model. Assumptions used in the pricing model for each year are provided below.

	Year ended	Year ended
	November 30, 2009	November 30, 2008
Average risk-free interest rate	0.44% – 1.73%	2.99% – 4.01%
Expected life	1.00 – 3.71 years	3.22 – 4.27 years
Expected volatility	70% – 98%	59% – 61%
Expected dividends	Nil	Nil

The Black-Scholes and other option pricing models require the input of highly subjective assumptions. The expected life of the options considered such factors as the average length of time similar option grants in the past have remained outstanding prior to exercise and the vesting period of the grants. Volatility was estimated based upon historical price observations over the expected term. Changes in the subjective input can materially affect the fair value estimate and therefore do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

A summary of the Company’s stock option plan and changes during the years ended is as follows.

	November 30, 2009		November 30, 2008
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
	(thousands)	$	(thousands)	$
Balance – beginning of year	8,356	8.15	8,761	8.76
Granted	7,712	4.16	1,733	8.17
Exercised	(644)	2.20	(308)	1.36
Expired	(2,355)	9.96	(1,830)	12.25
Balance – end of year	13,069	5.62	8,356	8.15

22	NovaGold Resources Inc.
Year ended November 30, 2009

Notes to Consolidated Financial Statements

The following table summarizes information about the stock options outstanding and exercisable at November 2009.

	Number of		Weighted	Number of	Weighted
	outstanding	Weighted	average	exercisable	average
	options	average years	exercise price	options	exercise price
Range of price	(thousands)	to expiry	$	(thousands)	$
$ 0.62 to $ 1.99	841	2.407	1.00	841	1.00
$ 2.00 to $ 3.99	3,343	3.874	2.69	1,781	2.90
$ 4.00 to $ 5.99	4,890	4.314	5.19	3,380	5.19
$ 6.00 to $ 7.99	1,322	5.312	6.96	1,208	6.86
$ 8.00 to $ 9.99	1,638	6.245	8.65	1,129	8.84
$10.00 to $11.99	30	6.040	10.16	30	10.16
$12.00 to $13.99	40	6.497	13.90	40	13.90
$14.00 to $15.99	795	6.288	14.08	795	14.08
$16.00 to $17.99	150	7.545	16.34	150	16.34
$18.00 to $19.78	20	6.844	19.76	20	19.76
	13,069	4.593	5.62	9,374	6.05

The aggregate intrinsic value of vested share options (the market value less the exercise value) at November 30, 2009 was $11,927,478 (2008: $77,500) and exercised options in 2009 was $1,655,931 (2008: $2,958,482).

(d) Warrants

On December 29, 2008, as part of the extension of the bridge loan discussed in note 9, 1.0 million share purchase warrants were issued with an exercise price of $1.53 per share with a two-year term. Additionally, the 750,000 share purchase warrants issued on the original bridge loan were re-priced at $1.53 per share as part of this agreement; the re-pricing was valued at $0.5 million. During the year, 5,631,582 share purchase warrants were exercised for total proceeds of $9.1 million.

A summary of the Company’s share purchase warrants and the changes for the years then ended is presented below.

	November 30, 2009		November 30, 2008
		Weighted		Weighted
	Number of	average	Number of	average
	warrants	exercise price	warrants	exercise price
	(thousands)	$	(thousands)	$
Balance – beginning of year	750	7.18	6,582	9.42
Granted	58,692	1.64	750	7.18
Exercised	(5,632)	1.61	(2,312)	7.00
Expired	-	-	(4,270)	10.74
Balance – end of year	53,810	1.65	750	7.18

A summary of the Company’s share purchase warrants outstanding at November 30, 2009 is presented below.

	Warrants		Weighted average
	outstanding and	Weighted average	remaining
	exercisable	exercise price	contractual life
Prices	(thousands)	$	(years)
US$ 1.50	53,810	1.65	3.17

(e) Performance share units

The Company has a long-term incentive plan that provides for the issuance of PSUs in amounts as approved by the Company’s Compensation Committee. On May 29, 2009, the Company granted 524,550 PSUs to employees and consultants. Each PSU entitles the participant to receive one common share of the Company at the end of a one year period if certain performance and vesting criteria have been met. The performance and vesting criteria are based on the Company’s performance relative to a representative group of other mining companies and the Toronto Stock Exchange index.

NovaGold Resources Inc.	23
Year ended November 30, 2009

Notes to Consolidated Financial Statements

The actual performance against each of these criteria generates a multiplier that applies against 50% of the PSUs and varies from 0 to 150%. Thus, the shares that may be issued varies between 0 and 150% of 524,550, as reduced by the amounts for recipients no longer at the Company on May 29, 2010. Based upon the Company’s actual performance in January to December 2009, a multiplier of 125% has been determined.

The grant date fair value of PSU granted in 2009 was $4.89 per PSU and compensation expense is recognized over the vesting period. A compensation expense of $1.2 million was recorded during the year. No PSUs are vested as at November 30, 2009. Subsequent to year end, the Company granted an additional 169,800 PSUs to its employees.

12   Related party transactions

In March 2009, the Company closed an agreement with Mantra Mining Inc. (“Mantra”), a related party having a director and a major shareholder in common, to sell to Mantra 100% of its interest in five properties in Alaska. In consideration for the sale of the five properties, the Company received 3,125,000 shares of Mantra common stock with a fair value at the date of issuance of $1.6 million. In September 2009, Mantra changed its name to TintinaGold Resources Inc. (“TintinaGold”) and in October 2009 TintinaGold completed its plan of arrangement to spin out AsiaBaseMetals. At November 30, 2009, the Company held 3,125,000 shares in both companies with a combined fair value of $2.1 million.

During 2009, the Company provided exploration and management services totaling $0.1 million (2008: $0.5 million) to Alexco, a related party having two common directors; exploration and management services totaling $0.05 million (2008: nil) to TintinaGold; and exploration and management services totaling US$0.8 million (2008: $0.07 million) to the Donlin Creek LLC. These transactions were in the normal course of business and are measured at the exchange amount, which is the amount agreed to by the parties. At November 30, 2009, the Company had $0.3 million receivable from related parties.

13   Commitments and contingencies

(a) Lease commitments

The Company is party to certain operating leases. These operating leases include the Company’s leased head office location and certain office equipment with commitments ranging from one to ten years. The future minimum lease payments as at November 30, 2009 are approximately as follows.

in thousands of Canadian dollars
November 30, 2009
$
2010	787
2011	828
2012	629
2013	571
2014	580
Thereafter	2,021

(b) Purchase commitments

As at November 30, 2009, the Company has commitments outstanding in the amount of US$1.4 million relating to the operation of the Rock Creek mine.

(c) Legal actions

The Company, certain of its officers and directors, and the Galore Creek Mining Corporation were named as defendants in a consolidated securities class action lawsuit filed on December 22, 2008 in the United States District Court for the Southern District of New York. This complaint consolidates similar complaints filed on August 7, September 9, and November 21, 2008. The plaintiff alleges violations of the Securities Exchange Act of 1934 and the Securities Act of 1933 on the basis of alleged misstatements and omissions in various public statements and filings between October 25, 2006 and November 23, 2007, including the April 16, 2007 registration statement, concerning the Galore Creek property. The plaintiff seeks an unspecified amount of damages in an amount to be proven at trial. On June 5, 2009, the court granted the defendants’ motion to dismiss in part, dismissing all of the plaintiff’s claims under the Securities Act of 1933 concerning the registration statement, dismissing all claims against Galore Creek Mining Corporation, and dismissing certain claims against the Company and its officers and directors under the Securities Exchange Act of 1934. The Company disputes the claims that remain and intends to contest the action vigorously. There can be no assurance that these proceedings will be resolved in favor of NovaGold and an unfavorable outcome of this litigation may have a material adverse impact on the Company’s financial condition.

24	NovaGold Resources Inc.
Year ended November 30, 2009

Notes to Consolidated Financial Statements

On October 14, 2009, NovaGold and certain of its directors and officers together with Hatch Ltd., the engineering firm that completed the October 2006 Galore Creek feasibility study, were named as defendants in a purported class action lawsuit commenced by a Notice of Action filed in the Ontario Superior Court of Justice in Canada (the “Ontario Action”). The Notice of Action alleges, among other things, that the defendants made, or were responsible for, misrepresentations in various public statements and filings made from October 25, 2006 through January 16, 2008 concerning NovaGold’s Galore Creek project. The Ontario Action seeks general damages in the amount of $100 million. On October 28, 2009, the same parties were named as defendants in a class action lawsuit commenced in the Supreme Court of British Columbia (the “BC Action”). The Statement of Claim in the BC Action also alleges that the defendants made, or were responsible for, misrepresentations in various public statements and filings made from October 25, 2006 through January 16, 2008 concerning NovaGold’s Galore Creek project. The BC Action is seeking special, general and punitive damages. The Company disputes these claims and believes that it has substantial and meritorious legal and factual defenses, which it intends to pursue vigorously. There can be no assurance that these proceedings will be resolved in favor of NovaGold and an unfavorable outcome of this litigation may have a material adverse impact on the Company’s financial condition.

On July 15, 2009, two claims were filed in the United States District Court for the District of Alaska against NovaGold, Alaska Gold Company (“AGC”) and other parties arising out of an accident on July 19, 2007, where two employees of a contractor were killed in a construction-related accident at the Company’s Rock Creek mine. The claims are seeking wrongful death damages in excess of US$2.5 million. The Company and AGC filed an answer to the complaint denying all allegations and asserting certain affirmative defenses. The Company and AGC dispute these claims and believe they have substantial and meritorious legal and factual defenses, which they intend to pursue vigorously.

(d) Environmental

On December 31, 2009, AGC received a renewed Certificate of Approval to Operate a Dam (“COA”) from the Alaska Department of Natural Resources (“ADNR”). The COA authorizes AGC’s continued operation of the mine’s tailings storage facility dam. The current term of the renewed COA expires on November 24, 2011. The renewed COA contains conditions AGC must follow to ensure dam safety including, similar to the COBC, the requirement to treat, inject and apply water at an increased rate to reduce water levels behind the mine’s tailings storage facility dam. The renewed COA also requires that AGC notify ADNR of AGC’s preliminary, future intentions concerning the mine site by November 1, 2010. The COA terminated an NOV that had been issued in December 2008.

On August 5, 2009, AGC received a Compliance Order from the U.S. Environmental Protection Agency (“EPA”) containing a Clean Water Act § 308 Information Request. The Information Request directed AGC to submit an updated Stormwater Pollution Prevention Plan to EPA and the Alaska Department of Environmental Conservation (“ADEC”), to stabilize storm water diversion structures at the mine and to provide other information regarding construction of these features. On August 11, 2009, AGC responded to the Information Request in writing and requested clarification of the request. On October 15, 2009, AGC further responded to the Information Request and provided detailed responses to the request. Through conversations with EPA regarding this request, AGC has agreed to update its existing Storm Water Pollution Prevention Plan to include additional details regarding the timing of construction of storm water measures.

On July 2, 2009, the Company received a Notice of Violation (“NOV”) from ADEC alleging that AGC violated the terms of its Waste Management Permit at the Rock Creek mine by failing to comply with the water treatment and injection requirements of the mine’s Temporary Closure Plan. On October 6, 2009, the Company entered into a Compliance Order by Consent (“COBC”) with ADEC resolving the NOV. As a part of the NOV, the Company will treat, inject, and apply water at an increased rate to reduce water levels behind the mine’s Tailings Storage Facility dam. If the Company does not comply with the requirements of the COBC, ADEC may assess financial penalties; however, no financial penalties have been assessed at this time.

NovaGold Resources Inc.	25
Year ended November 30, 2009

Notes to Consolidated Financial Statements

14   Management of capital risk

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk (note 1).

In the management of capital, the Company includes the components of shareholders’ equity and convertible notes. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares, issue new debt or acquire or dispose of assets.

To facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Company’s Board of Directors.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

15   Financial instruments

The Company’s activities expose it to a variety of risks arising from financial instruments. These risks and management’s objectives, policies and procedures for managing these risks are disclosed as follows.

Fair values

Held-for-trading financial assets and liabilities are recorded at fair value as determined by active market prices and valuation models, as appropriate. Valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining these assumptions, the Company uses readily observable market inputs where available or, where not available, inputs generated by the Company. Changes in fair value of held-for-trading financial instruments are recorded in net earnings.

Available-for-sale financial assets are recorded at fair value as determined by active market prices. Unrealized gains and losses on available-for-sale investments are recognized in other comprehensive income. If a decline in fair value is deemed to be other than temporary, the unrealized loss is recognized in net earnings. Investments in equity instruments that do not have an active quoted market price are measured at cost.

Loans and receivables are recorded initially at fair value, net of transaction costs incurred, and subsequently at amortized cost using the effective interest rate method.

The Company’s held-to-maturity reclamation deposits are carried at cost and bear fixed interest rates. The fair value of these deposits approximates their carrying values.

26	NovaGold Resources Inc.
Year ended November 30, 2009

Notes to Consolidated Financial Statements

The following provides a comparison of carrying and fair values of each classification of financial instrument as at November 30, 2009.

	in thousands of Canadian dollars
				Other	Total
	Loans and	Available	Held for	financial	carrying	Total fair
	receivables	for sale	trading	liabilities	amount	value
Financial assets
Cash and cash equivalents	-	-	38,180	-	38,180	38,180
Accounts and prepaid receivable	943	-	-	-	943	943
Investments
At cost (a)	-	500	-	-	500	N/A
At fair value	-	2,937	-	-	2,937	2,937
Reclamation deposits	-	-	13,326	-	13,326	13,326
Long term accounts receivable	130	-	-	-	130	130
Financial liabilities
Accounts payable and accrued liabilities	-	-	-	13,132	13,132	13,132
Promissory note (b)	-	-	-	61,532	61,532	61,532
Convertible debt	-	-	-	58,553	58,553	82,082

The following provides a comparison of carrying and fair values of each classification of financial instrument as at November 30, 2008.

				in thousands of Canadian dollars
				Other	Total
	Loans and	Available	Held for	financial	carrying	Total fair
	receivables	for sale	trading	liabilities	amount	value
Financial assets
Cash and cash equivalents	-	-	12,224	-	12,224	12,224
Accounts and prepaid receivable	2,305	-	-	-	2,305	2,305
Investments
At fair value	-	255	-	-	255	255
Reclamation deposits	-	-	14,585	-	14,585	14,585
Long term accounts receivable	556	-	-	-	556	556
Financial liabilities
Accounts payable and accrued liabilities	-	-	-	35,930	35,930	35,930
Bridge loan	-	-	-	23,446	23,446	24,740
Promissory note (b)	-	-	-	68,523	68,523	68,523
Convertible debt	-	-	-	63,573	63,573	53,191

(a)	The investments held at cost are not publicly traded and thus the fair value of the investments is not readily determinable.
(b)	The fair value of the promissory note payable to Barrick approximates its carrying value due to the floating interest rate.

On December 1, 2008, the Company adopted the fair value hierarchy that classifies financial instruments measured at fair value at one of three levels according to the relative reliability of the inputs used to estimate the fair value. The financial instruments from the above schedule that are classified as Level 1 – Quoted prices in active markets are: cash and cash equivalents, investments – at fair value and reclamation deposits. Investments – at cost, bridge loan and convertible debt, are classified as Level 3 – Significant unobservable inputs.

Financial risk management

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and price risk.

NovaGold Resources Inc.	27
Year ended November 30, 2009

Notes to Consolidated Financial Statements

(a) Currency risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and the United States and a portion of its expenses are incurred in U.S. dollars. A significant change in the currency exchange rates between the Canadian dollar relative to the U.S. dollar could have an effect on the Company’s results of operations, financial position or cash flows.

The Company has not hedged its exposure to currency fluctuations. At November 30, 2009, the Company is exposed to currency risk through the following assets and liabilities.

	in thousands of U.S. dollars
	November 30, 2009	November 30, 2008
	US$	US$
Cash and cash equivalents	9,937	723
Accounts receivables	376	1,159
Reclamation deposits	6,845	6,845
Accounts payable and accrued liabilities	(8,089)	(21,972)
Amounts payable to Barrick	(58,300)	(55,403)
Bridge loan	-	(18,954)
Convertible notes	(55,469)	(51,822)

Based on the above net exposures as at November 30, 2009, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $10.5 million in the Company’s net earnings.

(b) Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company’s cash equivalents and short-term investments are held through large Canadian financial institutions. Short-term and long-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks and companies with high investment-grade ratings. These investments mature at various dates over the current operating period. The Company’s GST and other receivables consist of general sales tax due from the Federal Government of Canada and amounts due from related parties.

The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due (note 1). The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in note 14 to the consolidated financial statements. Accounts payable and accrued liabilities and coupon interest on the convertible notes are due within one year from the balance sheet date.

28	NovaGold Resources Inc.
Year ended November 30, 2009

Notes to Consolidated Financial Statements

Contractual obligated cash flow requirements as at November 30, 2009 are as follows.

	in thousands of Canadian dollars,
	unless otherwise specified
	Total	< 1 Year	1–2 Years	2–3 Years	3–4 Years	4–5 Years	Thereafter
	$	$	$	$	$	$	$
Accounts payable	13,132	13,132	-	-	-	-	-
Operating leases	5,416	787	828	629	571	580	2,021
Capital leases	1,796	709	751	336	-	-	-
Asset retirement obligations	21,590	860	-	-	-	-	20,730
Convertible notes – interest [1]	US$28,302	US$5,225	US$5,225	US$5,225	US$5,225	US$5,225	US$2,177
Convertible notes – holders option [1]	US$95,000	-	-	--	US$95,000	-	-
Promissory note	US$51,600	-	-	-	-	-	US$51,600

1 The Convertible notes (“Notes”) mature on May 1, 2015. The holders of the Notes have the right to require the Company to repurchase all or part of their Notes on May 1, 2013 and upon certain fundamental corporate changes at a price equal to 100% of the principal amount of such Notes plus any accrued and unpaid interest.

(d) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments included in cash and cash equivalents is limited because these investments, although available-for-sale, are generally held to maturity. In respect of financial liabilities, the convertible notes and capital leases are not subject to interest rate risk because they are at fixed rates. The promissory note owed to Barrick is variable with the U.S. prime rate. Based on the amount owing on the promissory note as at November 30, 2009, and assuming that all other variables remain constant, a 1% change in the U.S. prime rate would result in an increase/decrease of $0.6 million in the interest accrued by the Company per annum.

(e) Price risk

The Company is exposed to price risk with respect to commodity prices. The Company closely monitors commodity prices to determine the appropriate course of action to be taken. The Company does not have any hedging or other commodity-based risks respecting its operations.

16   Income taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the following items.

	in thousands of Canadian dollars
	November 30, 2009	November 30, 2008
	$	$
Combined federal and provincial statutory tax rate	30.04%	31.30%
Income taxes at statutory rate	(23,860)	(59,772)
Loss expiry	169	11,964
Share issuance and financing costs	(680)	(1,794)
Foreign exchange on future income tax balance	26,632	(28,343)
Difference in foreign tax rates	(5,725)	(19,173)
Valuation allowance	(5,599)	91,794
Non-deductible expenditures	2,519	1,550
Effect of statutory tax rate change	642	1,576
Others	(160)	6,228
Income tax (recovery) expense	(6,062)	4,030

NovaGold Resources Inc.	29
Year ended November 30, 2009

Notes to Consolidated Financial Statements

Future income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of future income tax assets and liabilities at November 30, 2009 and 2008 are as follows.

	in thousands of Canadian dollars
	November 30, 2009	November 30, 2008
	$	$
Future income tax assets
Non-capital losses	63,414	52,659
Mineral property interest	41,925	53,721
Property, plant and equipment	63,886	69,632
Non-controlling interest	73,352	75,719
Suspension liabilities	-	286
Asset retirement obligations	6,123	6,726
Share issuance costs	3,207	4,633
Capital loss carry forwards	4,644	2,728
Other deductible temporary differences	14,092	12,560
Total future tax assets	270,643	278,664
Valuation allowance	(186,623)	(192,222)
Net future income tax assets	84,020	86,442
Future income tax liabilities
Property, plant and equipment	57,720	64,400
Mineral property, rights and development costs	34,824	36,423
Future income tax liabilities	92,544	100,823
Net future income tax liabilities	8,524	14,381

Future tax assets have been recognized to the extent of future taxable income and the future taxable amounts related to taxable temporary differences for which a future tax liability is recognized can be offset. A valuation allowance has been provided against future income tax assets where it is not more likely than not that we will realize those benefits.

The Company has loss carry forwards of approximately $80.6 million in Canada and US$99.5 million in the United States that may be available for tax purposes. The losses are in the following countries and expire as follows.

	in thousands of dollars
	Non-capital losses	Operating losses
	Canada	United States
	$	US$
2010	1,645	-
2011	-	-
2012	-	915
2013	-	-
2014	7,088	-
Thereafter	71,853	98,620
	80,586	99,535

Future use of these U.S. loss carry-forwards is subject to certain limitations under provisions of the Internal Revenue Code including limitations subject to Section 382, which relates to a 50% change in control over a three-year period, and are further dependent upon the Company attaining profitable operations. Another ownership change under Section 382 occurred on March 31, 2009 regarding the losses incurred by AGC and NovaGold Resources Alaska, Inc. Therefore, approximately US$81.6 million of the U.S. losses above are subject to limitation under Section 382. Accordingly, the Company’s ability to use these losses may be limited.

An additional change in control could have occurred since November 30, 2009 which may further limit the availability of losses prior to the date of change in control.

30	NovaGold Resources Inc.
Year ended November 30, 2009

Notes to Consolidated Financial Statements

17   Segmented information

The Company’s revenues and cost of sales from external customers are generated from one reportable operating segment: sales from land and gravel and gold royalties from its operations located in Nome, Alaska. The Company’s property, plant and equipment and exploration assets are located in the United States and Canada and the geographical breakdown is shown in notes 5 and 6.

18   Significant differences from United States accounting principles

Canadian generally accepted accounting principles (“Canadian GAAP”) vary in certain significant respects from the principles and practices generally accepted in the United States (“U.S. GAAP”). The effect of the principal measurement differences on the Company’s consolidated financial statements is quantified below and described in the accompanying notes.

	in thousands of Canadian dollars
	Year ended	Year ended
	November 30, 2009	November 30, 2008
	$	$
Loss for the year reported under Canadian GAAP	(73,364)	(194,972)
Foreign exchange gain (loss) (a)	7,521	(9,695)
Interest and accretion expense (a) (e)	8,231	5,821
Future income tax expense (recovery) (f)	(626)	5,821
Gain on disposal of investment (b)	1,472	-
Dilution gain on shares issued by subsidiary (b)	-	(802)
Loss and comprehensive loss for the year under U.S. GAAP	(56,766)	(199,648)
Net loss per common share – U.S. GAAP
Basic and diluted	(0.33)	(1.89)
Shareholders’ equity reported under Canadian GAAP	322,572	254,489
Cumulative adjustments to shareholders’ equity
Equity component of bridge loan (a)	(3,883)	-
Equity component of convertible notes (a)	(43,352)	(43,352)
Equity investment (b)	-	(1,472)
Future income taxes (f)	(420)	-
Foreign exchange loss (a)	(2,174)	(9,695)
Interest and accretion expense (a) (e)	14,052	5,821
Development costs (c)	(73,712)	(73,712)
Shareholders’ equity under U.S. GAAP	213,083	132,079
Total assets reported under Canadian GAAP	781,252	777,185
Deferred financing costs (d)	2,880	3,291
Property, plant and equipment-interest capitalization (a) (d) (e)	3,492	3,491
Equity investment (b)	-	(1,472)
Development costs (c)	(82,656)	(82,656)
Total assets under U.S. GAAP	704,968	699,839
Total liabilities reported under Canadian GAAP	165,433	231,465
Bridge loan (d) (e)	-	66
Convertible notes (a) (e)	41,729	53,942
Future income taxes (c)	(8,524)	(8,944)
Total liabilities under U.S. GAAP	198,638	276,529
Total non-controlling interest under Canadian and U.S. GAAP	293,247	291,231

	in thousands of Canadian dollars
	Year ended	Year ended
	November 30, 2009	November 30, 2008
	$	$
Cash flows from operating activities under Canadian and U.S. GAAP	(60,478)	(119,353)
Cash flows from financing activities under Canadian and U.S. GAAP	117,420	198,044
Cash flows from investing activities under Canadian and U.S. GAAP	(30,986)	(164,383)

NovaGold Resources Inc.	31
Year ended November 30, 2009

Notes to Consolidated Financial Statements

Measurement differences

A description of the material measurement differences between Canadian GAAP and U.S. GAAP is as follows.

(a)	Bridge loan and convertible notes

Bridge loan

Under U.S. GAAP, the face value of bridge loan is classified as debt, whereas under Canadian GAAP, the net proceeds of the bridge loan is classified as debt, being accreted over time to its face value with the interest and accretion charged to earnings or capitalized to applicable property, plant and equipment or mineral properties. Accordingly, accretion expense would decrease by $3,883,000.

Convertible notes

Under U.S. GAAP, convertible debt instruments are classified as debt until converted to equity, whereas under Canadian GAAP, the proceeds of the convertible debt instrument has been allocated to both debt and equity components, with the debt component being accreted over time to its face value with the interest and accretion charged to earnings or capitalized to applicable property, plant and equipment or mineral properties.

Under U.S. GAAP, a value is assigned to the conversion feature only if the effective conversion rate is less than the market price of the common stock at the commitment date. No value would be assigned under U.S. GAAP to the conversion feature and thus, the entire convertible note is classified as debt. Accordingly, accretion expense would decrease by $4,692,000, and the foreign exchange gain would increase by $7,521,000.

(b)	Equity investment in Alexco

Under U.S. GAAP, changes in the parent company’s proportionate share of subsidiary equity resulting from the additional equity raised by a subsidiary in the development stage are accounted for as an equity transaction on consolidation. Under Canadian GAAP, these gains have been credited against income.

(c)	Development costs

Under U.S. GAAP, the Company expenses development costs until proven and probable reserves are determined and substantially all required permits are obtained.

(d)	Deferred financing costs

U.S. GAAP requires that debt issue costs be reported in the balance sheet as deferred charges. Generally, debt issue costs are capitalized as an asset and amortized over the term of the debt. Financing costs associated with the convertible notes and bridge loan have been offset with the proceeds of the financing under Canadian GAAP. Under U.S. GAAP, the financing costs are set up as a long-term deferred asset and accreted over the life of the debt. In 2008, the accretion amounts were capitalized under ASC Topic 835 to property, plant and equipment and in 2009, the amounts were expensed.

(e)	Interest capitalization

ASC Topic 835 provides for interest costs to be capitalized for qualifying assets under development. Under Canadian GAAP policy, interest is capitalized only on project specific debt. In 2008, interest expenses were capitalized to assets under development under U.S. GAAP. In 2009, all interest was charged against income.

(f)	Future income taxes

Under U.S. GAAP, the Company records future income tax recovery on unrealized gains in other comprehensive income and eliminates future income tax assets from valuation allowance.

32	NovaGold Resources Inc.
Year ended November 30, 2009

Notes to Consolidated Financial Statements

(g)	Uncertain tax position

On December 1, 2007, the Company adopted the U.S. GAAP standards regarding uncertain tax positions. The adoption did not result in any adjustment to opening retained earnings. These standards require uncertain tax positions to be classified as non-current income tax liabilities unless expected to be paid within one year. Upon adoption, there was no reclassification of income tax liabilities from current to non-current on the Company’s balance sheet.

There were no unrecognized tax benefits as at November 30, 2009 and November 30, 2008.

The Company recognizes interest and penalties related to uncertain tax positions, if any, as interest and penalties expense. As of November 30, 2009 and November 30, 2008, there were no balances of accrued interest and penalties related to uncertain tax positions.

The Company is subject to taxes in Canada and the United States. The Company is not currently under audit by any taxing jurisdiction. The tax years that remain subject to examination as of November 30, 2009 are as follows.

Canada                2004 to 2009
United States     1994 to 2009

Additional disclosures

Additional disclosures required by U.S. GAAP are as follows.

New accounting pronouncements

SFAS-160 (ASC Topic 805) “Non-controlling Interests in Consolidated Financial Statements”

In December 2007, the FASB issued SFAS-160, “Non-controlling Interests in Consolidated Financial Statements” (“SFAS-160”), which specifies that non-controlling interests are to be treated as a separate component of equity, not as a liability or other item outside of equity. Because non-controlling interests are an element of equity, increases and decreases in the parent’s ownership interest that leave control intact are accounted for as capital transactions. The statement is effective for business combinations entered into on or after December 15, 2008, and is to be applied prospectively to all non-controlling interests, including any that arose before the effective date. The Company is evaluating the impact of this new standard on the Company’s consolidated financial statements and will adopt the standard on December 1, 2009.

SFAS-141R (ASC Topic 805), “Business Combinations”

In December 2007, FASB issued a revised standard on accounting for business combinations, SFAS-141R. The statement is effective for periods beginning on or after December 15, 2008. SFAS-141R requires fair value measurement for all business acquisitions, including pre-acquisition contingencies. The standard also expands the existing definition of a business and removes certain acquisition related costs from the purchase price consideration. The Company is evaluating the impact of this new standard on the Company’s consolidated financial statements and will adopt this standard on December 1, 2009.

SFAS-165 (ASC Subtopic 855-10) “Subsequent Events”

In May 2009, the FASB issued Statement of Financial Accounting Standards No. 165, Subsequent Events, (“SFAS 165”). The statement is effective for financial statements ending after June 15, 2009. SFAS 165 establishes general standards of accounting for and disclosure of subsequent events that occur after the balance sheet date. Entities are also required to disclose the date through which subsequent events have been evaluated and the basis for that date.

SFAS-168 (ASU 2009-1) “FASB Accounting Standards Codification”

In July 2009, U.S. GAAP switched to a completely new codification scheme aimed to simplify U.S. GAAP accounting research. The old system was a compilation of several unrelated labeling systems and sub systems (FASB system, SEC system, etc.) that were poorly cross-referenced and as a result was difficult when researching a particular subject to know if all applicable GAAP had been found. The statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009 and is adopted by the Company in the 2009 annual consolidated financial statements.

NovaGold Resources Inc.	33
Year ended November 30, 2009

Notes to Consolidated Financial Statements

FSP APB 14-1 (ASC Subtopic 470-20), “Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion”

In May 2008, FASB issued FASB Staff Position Accounting Principles Board 14-1 (“APB 14-1”), which revises the accounting treatment for convertible debt instruments that may be settled in cash upon conversion, including partial cash settlement. APB 14-1 requires the issuer to separately account for the liability and equity components of convertible debt instruments. The value assigned to the liability component would be the estimated fair value, as of the date of issuance, of similar debt without the conversion option, but including any other embedded features. The difference between the proceeds of the debt and the value allocated to the liability component would be recorded in equity. The standard is effective for periods beginning on or after December 15, 2008, and is to be applied retrospectively. The Company is evaluating the impact of APB 14-1 on the Company’s consolidated financial statements and will adopt this standard on December 1, 2009.

EITF 07-5 (ASC Topic 815) “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock”

In June 2008, FASB Task Force reached a consensus on EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock” (EITF 07-5”). The standard provides that an equity-linked financial instrument (or embedded feature) would not be considered indexed to the entity’s own stock if the strike price is denominated in a currency other than the issuer’s functional currency. EITF 07-5 is effective for periods beginning on or after December 15, 2008. The Company is evaluating the impact of EITF 07-5 on the Company’s consolidated financial statements and will adopt this standard on December 1, 2009.

EITF 08-4 (ASC Subtopic 470-20) “Transition Guidance for Conforming Changes to EITF Issue No. 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios”

In June 2008, FASB Task Force provided transition guidance for conforming changes made to EITF 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustment Conversion Ratios” that resulted from Issue 00-27 and Statement 150 (“EITF 08-4”). EITF 08-4 is effective for fiscal years ending after December 15, 2008. The Company is evaluating the impact of EITF 08-4 on the Company’s consolidated financial statements and will adopt this standard on December 1, 2009.

EITF 08-6 (ASC Subtopic 323-10) “Equity Method Investment Accounting Considerations”

In November 2008, FASB Task Force clarified the accounting for certain transactions and impairment considerations involving equity method investments (“EITF 08-6”). Topics related to equity method investments include the initial carrying value of an equity method investment, impairment assessment of investees intangibles and an equity investee’s issuance of shares. EITF 08-6 is effective for fiscal years beginning on or after December 15, 2008. The Company is evaluating the impact of EITF 08-6 on the Company’s consolidated financial statements and will adopt this standard on December 1, 2009.

19   Subsequent events

The Company has evaluated subsequent events through the date of issuance, February 10, 2010 and provides disclosure as follows.

On January 7, 2010, the Company purchased 100% of the Ambler property in northern Alaska, which hosts the copper-zinc-gold-silver Arctic deposit. As consideration, the Company issued 931,098 shares with a fair value at issuance of US$5 million and has agreed to make cash payments to the vendor of US$12 million each in January 2011 and January 2012, respectively. The vendor will retain a 1% net smelter return royalty that the Company can purchase at any time for a one-time payment of US$10 million.

34	NovaGold Resources Inc.
Year ended November 30, 2009